SCHEDULE A


Compensation pursuant to Section 4 of the Subadvisory Agreement, dated April 29, 2009, shall be calculated, effective October 26, 2009, in accordance with the following schedule:

AZL INTERNATIONAL INDEX FUND

       Average Daily Net Assets*                      Rate

       First $300 million                             0.08%
       Over $300 million                              0.04%


AZL MID CAP INDEX FUND, AZL S&P 500 INDEX FUND, AND AZL SMALL CAP STOCK INDEX
FUND

       Aggregate Average Daily Net Assets*            Rate

       First $300 million                             0.04%
       Over $300 million                              0.02%


*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, if average daily net assets in AZL International Index Fund are $600 million, a rate of 8 bps would apply to $300 million and a rate of 4 bps would apply to the remaining $300 million. Assets in AZL Mid Cap Index Fund, AZL S&P 500 Index Fund, and AZL Small Cap Stock Index Fund are aggregated for purposes of computing Subadviser's compensation under Section 4.


IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of October 26, 2009.

ALLIANZ INVESTMENT                BLACKROCK INVESTMENT
MANAGEMENT LLC                    MANAGEMENT, LLC

By:  /s/ Brian Muench             By:  /s/ Frank Porcelli
   ______________________            ________________________

Name:  Brian Muench               Name:  Frank Porcelli
Title:  Vice President            Title:  Managing Director






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